UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Pomona Investment Fund

(Name of Issuer)

Pomona Investment Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest—Class A Shares, Class I Shares and Class M2 Shares

(Title of Class of Securities)

Class A Shares – 732125109

Class I Shares - 732125208

Michael D. Granoff

Pomona Management LLC

780 Third Avenue, 46th Floor

New York, NY 10017

(212) 593-3639

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing

Statement)

With a copy to:

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

June 21, 2024

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on June 21, 2024 by Pomona Investment Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $76,528,338.76 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement on June 21, 2024. The original purchase amount of $76,528,338.76 was adjusted to $89,773,629.79 based on the net asset value at September 30, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.          Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on July 22, 2024.

2.          Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2024.

3.          The net asset value of the Shares tendered pursuant to the Offer were calculated as of September 30, 2024 in the amount of $15.52 for Class A Shares and $16.47 for Class I Shares.

4.         The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by Ultimus Fund Solutions, LLC, the Fund's transfer agent, on behalf of such Shareholders, in accordance with the terms of the Offer. Four (4) Class A Shareholder and Thirty-one (31) Class I Shareholders whose tenders were accepted for purchase by the Fund, did not tender their entire Shares. Twenty-seven (27) Class A Shareholders and Forty-nine (49) Class I Shareholders whose tenders were accepted for purchase by the Fund, tendered all of their Shares held in the Fund; therefore, pursuant to the promissory note issued to the Shareholders, the Fund paid to the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were wired to the account designated by each Shareholder in their Letter of Transmittal on November 27, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMONA INVESTMENT FUND

By:	/s/ Michael D. Granoff
	Name:	Michael D. Granoff
	Title:	President & Principal Executive Officer